SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

November 16, 2005

Commission File Number 333-08072

Provalis plc
(Translation of registrant's name into English)

Newtech Square
Deeside Industrial Park
Deeside
Flintshire
CH5 2NT
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Provalis plc

Update on strategic review

Provalis plc (LSE: PRO), the international medical diagnostics and pharmaceuticals group, is today providing an update on its previously announced strategic review.  This review was initiated by the interim Chief Executive,
Peter Woodford, following his appointment on 10 August 2005.

As part of this review, the Board decided to examine the possibility of selling the pharmaceutical business and to that end advisers have been appointed.  To date the Board has received several indicative offers which are currently being progressed.

In the Group's preliminary results released on 19 October, the Board stated
that, with regard to the medical diagnostic business, it was still too early to predict future sales of in2it™, and that more permanent funding would be required in due course to develop the Group.

Sales of in2it™ into the US market continue to be disappointing and significant sales are unlikely to be achieved until certain technical issues, the consequences of which have only recently come to light, are addressed.  The
Board is focussed on resolving these issues, as well as determining how to generate the best value from the in2it™ technology and the diagnostics business as a whole.

As part of the strategic review, external consultants have been appointed to validate and review in2it™, as well as its capability to be used as a more broadly based diagnostic testing platform.

The Board is also implementing the results of a cost review, which will significantly reduce the cash outflow of the Group in the short and medium term.

The overall strategic review is therefore being widened to consider all strategic and funding options available to the Group and how best the Board can maximise value for shareholders.  Rothschild is assisting Peter Woodford with this review.

                                                                16 November 2005

Enquiries:

Provalis plc www.provalis.com                    01244 288888
Peter Woodford, Chief Executive
Peter Bream, Finance Director

NM Rothschild & Sons Limited
David Forbes                                     0113 2001900
Lynn Drummond                                    020 72805000

College Hill                                     020 7457 2020
Adrian Duffield/Corinna Dorward

"Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: Statements in this announcement that relate to future plans, expectations, events, performances and the like are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. Actual results of events could differ materially from those described in the forward-looking statements due to a variety of factors. Such factors include, among others: the viability of the Group's products, which are at various stages of development; the generation of sufficient operating cash flow by the Group's pharmaceutical and medical diagnostic businesses to finance the ongoing development of these businesses as well as the Group's research and development activities; the success of the Group's research and development strategy and activities; uncertainties related to future clinical trial results and the associated regulatory process; the execution and success of collaborative agreements with third parties; availability and level of reimbursement for the Group's products from government health administration authorities or other third-party payors; the rate of net cash utilisation within the Group and, hence, the Group's possible need for additional capital in the short, medium and/or long term; the Group's intellectual property position and the success of patent applications for its products and technologies; the Group's dependence on key personnel; general business and economic conditions; the impact of future laws, regulations and policies; stock market trends in the Group's sector; and other factors beyond the Group's control that may cause the Group's available capital resources to be used more quickly than expected. These and other factors that could affect the Company's future results are more fully described in its filings with the US Securities and Exchange Commission, in particular the latest 20-F filing, copies of which are available from the Company Secretary at the Company's registered address.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                                 Provalis plc

                                                                                                                                                                 By: /s/ Lee Greenbury

                                                                                                                                                                 Name: Lee Greenbury
                                                                                                                                                                 Title: Company Secretary

Date: November 16, 2005